Simpson Thacher & Bartlett LLP

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Direct Dial Number +1 (212) 455-2295	E-mail Address gcalheiros@stblaw.com

June 8, 2021

VIA EDGAR & FEDEX

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Claire DeLabar, Senior Staff Accountant

Mr. Robert Littlepage, Accounting Branch Chief

Ms. Anna Abramson, Staff Attorney

Mr. Larry Spirgel, Office Chief

Confidential Submission Pursuant to Section 106(a) of the Jumpstart Our Business Startups Act/Section 6(e) of the Securities Act of 1933, as amended

Re:	VTEX

Confidential Draft Registration Statement on Form F-1

Submitted May 3, 2021

CIK No. 0001793663

Ladies and Gentlemen:

By letter dated June 1, 2021 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of VTEX (the “Company”), a Cayman Islands exempted company with limited liability, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”) under the Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Draft Registration Statement for confidential review by the Staff pursuant to the Jumpstart Our Business Startups Act and Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is confidentially submitting the Amendment No. 1 (“Amendment No. 1”) to the Draft Registration Amendment via EDGAR.

To facilitate your review, we are separately e-mailing the Staff a copy of Amendment No. 1 marked to show changes to the Draft Registration Statement initially submitted to the Commission on May 3, 2021 (the “May 3 Submission”).

BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     PALO ALTO     SÃO PAULO     TOKYO     WASHINGTON, D.C.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the May 3 Submission.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the May 3 Submission to include other information and data to reflect new developments since the May 3 Submission. In addition, the Amendment No. 1 has been updated to include unaudited interim consolidated financial statements of the Company as of March 31, 2021 and for the three months ended March 31, 2021 and 2020. Accordingly, related disclosure throughout the Amendment No. 1 has also been updated.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the Company’s responses. We have included page numbers to refer to the location in Amendment No. 1 where the disclosure addressing a particular comment appears.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

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Prospectus Summary

Our Market Opportunity, page 4

1.

Please explain why you believe your “addressable GMV is the full global GMV of approximately US$4.0 trillion” in light of your current market penetration, and the expected timeframe for your GMV to be completely global.

The Company acknowledges the Staff’s comment and has amended pages 5 and 117 of Amendment No. 1 to clarify that, as the Company continues to grow its business and expand its global reach, it intends to continue to capture more of the global GMV.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Evolution of our business partner ecosystem, page 87

2.

You disclose that you “focus on collaborating with business partners in our ecosystem, rather than competing with them.” Please disclose how you collaborate with these partners and disclose any contracts with these partners that are material to your business.

The Company acknowledges the Staff’s comment and has amended page 90 of Amendment No. 1 to disclose how it collaborate with its business partners. The Company respectfully advises the Staff that no contract with its business partners is material to the business of the Company, including for purposes of item 10.C of Form 20-F.

Historical Results of Operations

Total Revenue, page 92

3.

We note on page 84 that you offer a tiered pricing model and that the proportion of revenues from fixed fees and take rate fees varies by customer and tier level. Please expand the discussion of revenues on page 93 to include any trends from period to period inherent in the breakdown of subscription revenues using a fixed fee basis and take rate basis and between differing tier groups, if material.

The Company acknowledges the Staff’s comment and respectfully advises that historically the proportion of revenues from fixed fees and take rate fees has remained relatively stable, and it has not significantly varied as a result of changes to the mix of customer and tier levels. Subscription revenues from take rate fees has historically been at around 2/3 of total subscription revenues. The main driver for increases in revenues from take rate fees is the increase of GMV, a key metric for the Company. Accordingly, the revenue from take rate fees increased as a percentage of total revenues in 2020 in view of the significant increase in GMV during the period (which the Company views as a key metric) as a result of the pandemic. The Company has amended pages 87 and 102 of Amendment No. 1 to clarify the foregoing. As disclosed elsewhere in Amendment No. 1, while the Company believes that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, the Company do not expect to experience the same growth in GMV going forward.

Business

Overview, page 103

4.	Please quantify your statement that a “significant majority of our revenue” comes from “large, blue-chip companies” and explain how you define “large, blue-chip companies.”

The Company acknowledges the Staff’s comment and has amended page 113 of Amendment No. 1 to (1) revise the disclosure to refer to a majority (i.e., over 50%), and (2) explain how it defines “large, blue-chip companies.”

Management, page 126

5.

For Messrs. do Carmo Thomaz Júnior and Gomide de Faria, please indicate any other positions they have held at the company during the last five years, including their roles as co-Chief Executive Officers, and indicate any other directorships each has held during the last five years. For Mr. Forte, please provide any other positions he held during the last five years prior to becoming Regional Growth Director of Brazil in 2019. Refer to Item 401(a), (b), and (e) of Regulation S-K.

The Company and has amended pages 138 and 141 of Amendment No. 1 in response to the Staff’s comment.

General

6.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company advises the Staff that no written communications, as defined in Rule 405 under the Securities Act, have been provided to potential investors in reliance on Section 5(d) of the Securities Act. If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

7.

We note several public statements by your Chief Strategy Office made at the time of your private financings in 2020 indicating that the company “has been profitable for the last ten years...” (Crunchbase News, “VTEX Gains Unicorn Status Following $225M Series D,” September 30, 2020) and “plans to continue to be” (Techcrunch.com, “VTEX raises $225M at a $1.7B valuation for e-commerce solutions aimed at retailers and brands,” September 30, 2020). Reconcile these statements with the disclosure in your prospectus highlighting the fact the company has never been profitable (e.g. page 19).

At the time such comments were made, the financial information available indicated that the Company had recorded profits for each year since 2012, except for 2013 and 2019. During that period, the Company financed its growth primarily with its own cash generation. As part of its strategy to focus on accelerating its growth, the Company has recorded a loss in recent years. In addition, the Company expects to continue to record a net loss for the foreseeable future as it continues to implement its growth strategy. The Company has amended page 19 of Amendment No. 1 to revise the disclosure accordingly.

The Company also respectfully advises the Staff that at the time such comments were made the Company had not made any decision to proceed with an offer and had engaged neither counsel nor underwriters for any such process.

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We very much appreciate the Staff’s willingness to review the Draft Registration Statement and Amendment No. 1 on a confidential basis. If you have any questions regarding this letter or Amendment No. 1, please do not hesitate to contact me at +1(212) 455-2295 or gcalheiros@stblaw.com; or Todd Crider at +1(212) 455-2664 or tcrider@stblaw.com.

Very truly yours,

/s/ Grenfel S. Calheiros Grenfel S. Calheiros

Enclosures

cc:	André Spolidoro Ferreira Gomes

VTEX

S. Todd Crider

Simpson Thacher & Barlett LLP

Byron Rooney

Davis Polk & Wardwell LLP